Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated March 31, 2017, relating to our audit of the consolidated financial statements of Daré Bioscience, Inc., Private Daré (which report includes an exploratory paragraph relating to the uncertainty of the Company’s ability to continue as a going concern), for the years ended December 31, 2016 and 2015.

/s/ Mayer Hoffman McCann P.C.
San Diego, CA
October 2, 2017